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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                             For January 29, 2001

                        Commission File Number 0-31943

                                 ImagicTV Inc.
                  (Translation of Registrant name into English)

         One Brunswick Square
       14/th/ Floor, P.O. Box 303
    Saint John, New Brunswick, Canada                    E2L 3Y2

   (Address of Principal Executive Offices)             (Zip Code)


                                (506) 631-3000
           ----------------------------------------------------
             (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X   Form 40-F___
          ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _______ No: X
               ---

================================================================================

     This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of ImagicTV Inc. and the related prospectus.

Information furnished on this form:

     Third quarter report (for the quarter ended November 30, 2000)

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ImagicTV Inc.
                              --------------------------------------------------
                              (Registrant)


                              By:  /s/ Marjean Henderson
                                 -----------------------------------------------
                                   Vice President, Finance and Chief Financial
                                   Officer



Date: January 29, 2001

THIRD QUARTER REPORT

DEAR SHAREHOLDERS:

I am very pleased to present our report for the quarter ended November 30, 2000
- our first as a public company. During this quarter, iMagicTV completed its initial public offering of 4.75 million common shares. The shares began trading on November 21, 2000 on NASDAQ under the symbol "IMTV" and on the Toronto Stock Exchange under the symbol "IMT".

iMagicTV is well positioned with the proceeds from our initial public offering. The Company continues to invest in key areas including R&D, sales and marketing and customer service to build on our technology and market leadership. During the quarter, we have added four test installations of our software in large telcos, in both North America and Europe.

Recently, we shared with you the news of the expansion of our global presence by establishing Asia Pacific Operations in Singapore and hiring Pierre-Jean Chalon as Vice President for this region. As well, we announced the general availability of pcVu 2.0, an open, flexible platform that delivers quality broadcast television to the personal computer. Over the next few months, we look forward to sharing more exciting news with you regarding the growth of our Company.

Thank you for your continued support.

Marcel LeBrun
President and Chief Executive Officer

IMAGICTV THIRD QUARTER REPORT                                   iMagicTV  [LOGO]





"The Company continues to invest in key areas including R&D, sales and marketing and customer service to build on our technology and market leadership."

- Marcel LeBrun, President & CEO, iMagicTV

CORPORATE HQ:
One Brunswick Square, 14th Floor, P.O. BOX 303,
Saint John, New Brunswick, Canada E2L 3Y2
Tel: 506-631-3000   .   Fax: 506-631-3001
Toll Free: 1-800-660-0333

US HQ:
4825 Creekstone Drive, Suite 200, Durham, NC 27703
Tel: 919-474-7129   .   Fax: 919-474-5050
Toll Free: 1-800-660-0333

EUROPEAN HQ:
Suite 315, Wellington House, East Road,
Cambridge, UK CB1 1BG
Tel: +44 (0) 1223 528111   .   Fax: +44 (0) 1223 528112

www.imagictv.com

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)


                                                           November 30, 2000    February 29, 2000
                                                              (unaudited)
Assets
Current assets:
Cash and cash equivalents                                           $ 53,998             $  6,396
Temporary investments                                                 14,626                    -
Accounts receivable, trade                                             2,465                1,979
Unbilled revenues                                                      1,037                    -
Inventory                                                                346                    -
Prepaid expenses, deposits and other receivables                         448                  195
                                                                    --------             --------
Total current assets                                                  72,920                8,570
Capital assets                                                         2,321                1,289
Total assets                                                        $ 75,241             $  9,859
                                                                    ========             ========
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable                                                    $    581             $    564
Accrued liabilities                                                    3,332                  396
Deferred revenue and customer deposits                                 1,179                1,430
Current portion of long-term debt                                         25                   26
                                                                    --------             --------
Total current liabilities                                              5,117                2,416
                                                                    --------             --------
Long-term debt                                                         1,640                1,737
                                                                    --------             --------
Shareholders' equity:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares, no par value
Issued and outstanding:
24,592,690 Common Shares at November 30, 2000
(February 29, 2000 -- 17,548,653)                                     88,867               14,489
Reporting currency translation adjustments                              (526)                  41
Deferred stock-based compensation                                     (2,866)                   -
Accumulated deficit                                                  (16,991)              (8,824)
                                                                    --------             --------
Total shareholders' equity                                            68,484                5,706
                                                                    --------             --------
Total liabilities and shareholders' equity                          $ 75,241             $  9,859
                                                                    ========             ========

See accompanying notes to condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(In thousands of U.S. dollars, except per share amounts)

                                                      Three Months Ended        Nine Months Ended
                                                         November 30,              November 30,
                                                      2000         1999         2000         1999
Revenues:
License fees                                          $  1,662      $    720    $  3,715    $   720
Royalty fees                                               142             -         212          -
Services                                                   357            82         693        292
Equipment                                                    4           226       1,110        232
                                                      --------      --------    --------    -------
Total revenues                                           2,165         1,028       5,730      1,244
                                                      --------      --------    --------    -------
Cost of Revenues:
Services                                                   585           218       1,217        436
Equipment                                                    4           225       1,033        230
                                                      --------      --------    --------    -------
Total cost of revenues                                     589           443       2,250        666
                                                      --------      --------    --------    -------
Gross Profit                                             1,576           585       3,480        578
                                                      --------      --------    --------    -------
Operating expenses:
Sales and marketing                                      1,969           647       4,592      1,428
Research and development                                 2,241         1,198       5,127      2,689
General and administrative                                 616           203       1,472        521
Depreciation                                               310           125         793        329
Stock-based compensation                                   255             -         347          -
                                                      --------      --------    --------    -------
Total operating expenses                                 5,391         2,173      12,331      4,967
                                                      --------      --------    --------    -------
Loss from operations                                    (3,815)       (1,588)     (8,851)    (4,389)
Other Income (expense)
Interest income, net                                       184            26         263         70
Forgivable government assistance                             -             -           -        431
Foreign exchange gain (loss)                               421            (7)        458        (12)
                                                      --------      --------    --------    -------
Total other income (expense)                               605            19         721        489
Loss before provision for income taxes                  (3,210)       (1,569)     (8,130)    (3,900)
Provision for income taxes                                   7             8          37         32
                                                      --------      --------    --------    -------
Net loss for the period                               $ (3,217)     $ (1,577)   $ (8,167)   $(3,932)
                                                      ========      ========    ========    =======
Basic and diluted net loss per share                  $  (0.16)     $  (0.12)   $  (0.45)   $ (0.31)
                                                      ========      ========    ========    =======
Weighted average number of shares used in computing
basic and diluted net loss per share (000s)             19,586        13,336      18,228     12,775

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(In thousands of U.S. dollars, except per share amounts)

                                                  Three Months Ended             Nine Months Ended
                                                     November 30,                   November 30,
                                                  2000          1999             2000          1999
Cash flows from operating activities:
Net loss                                         $ (3,217)  $ (1,577)            $ (8,167)  $ (3,932)
Items not involving cash:
Depreciation and amortization                         310        125                  793        329
Stock-based compensation                              255          -                  347          -
Change in operating assets and liabilities:
Accounts receivable, trade                         (1,835)      (634)                (616)      (573)
Unbilled revenues                                       -          -               (1,069)         -
Inventory                                              42        183                 (357)       152
Prepaid expenses, deposits, and other                (110)       339                 (271)       484
receivables
Accounts payable                                      (77)        83                   57          2
Accrued liabilities                                 1,154        (67)               3,302        353
Deferred revenue and customer deposit                 645        271                 (177)       814
                                                 --------   --------             --------   --------
Cash used in operating activities                  (2,833)    (1,277)              (6,158)    (2,371)
                                                 --------   --------             --------   --------
Cash flows from investing activities:
Purchases of capital assets                          (716)      (377)              (1,934)      (809)
Purchase of temporary investments                 (14,626)         -              (14,626)         -
                                                 --------   --------             --------   --------
Cash used in investing activities                 (15,342)      (377)             (16,560)      (809)
                                                 --------   --------             --------   --------
Cash flows from financing activities:
Issuance of common shares                         71,149         666               71,158      2,342
Proceeds from long-term debt                           -           -                    -      1,727
Deferred charges related to share issuances          861          (5)                   -         (5)
                                                 --------   --------             --------   --------
Cash from financing activities                     72,010        661               71,158      4,064
                                                 --------   --------             --------   --------
Effect of foreign currency exchange adjustments      (456)        49                 (838)        41
                                                 --------   --------             --------   --------

Increase in cash and cash equivalents              53,379       (944)              47,602        925
Cash and cash equivalents, beginning of period        619      2,472                6,396        603
                                                 --------   --------             --------   --------
Cash and cash equivalents, end of period         $ 53,998    $ 1,528             $ 53,998   $  1,528
                                                 ========   ========             ========   ========

See accompanying notes to condensed consolidated financial statements

NOTES TO CONDENSED CONSOLIDATED FINACIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

     The condensed consolidated financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles, which in all material respects, conform with U.S. generally accepted accounting principles.

     The information furnished reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.

2.   CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

     Cash consists of deposits with major financial institutions. Cash equivalents consist of short-term deposits and high-grade commercial paper with an original maturity of three months or less at the date of purchase. As at November 30, 2000, cash equivalents accounted for approximately 95% of cash and cash equivalents and consisted entirely of short-term deposits.

     Temporary investments, which consist of fixed income securities with a maturity of three months or more, are recorded at their accrued value as they are held to maturity.

3.   STOCK-BASED COMPENSATION

     The company uses the intrinsic method to account for its stock based employee compensation plan. As such, deferred stock-based compensation is recorded if it is determined that on the date of grant, the fair market value of each underlying common share exceeded the exercise price per share. Deferred stock based compensation is recognized as an expense over the vesting period of the option.

4.   SEGMENTED INFORMATION

     The company operates in a single reportable operating segment, that is, to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed internet protocol networks. The single reportable operating segment derives its revenue from the sale of software and related services. As at November 30, 2000, substantially all assets related to the company's operations were located in Canada. Revenue is attributable to geographic location based on the location of the customer, as follows (in thousands):

                      Nine months ended  Nine months ended
                      November 30, 1999  November 30, 2000

Revenue by geographic location:
Canada                $ 2,833            $    528
Europe                  1,270                 686
United States           1,627                  30
                       ------               -----

                      $ 5,730            $  1,244
                       ======               =====

5.   RELATED PARTY TRANSACTIONS

     The following table summarizes the related party transactions (in thousands):

                       Nine months ended  Nine months ended
                       November 30, 2000  November 30, 1999

Revenue:
License and service    $      335         $     270
Equipment                   1,056               180
Operating expenses            517               275
Interest income                 -                21

     The following table summarizes the related party balances (in thousands):

                        November 30, 2000   February 29, 2000

Accounts receivable     $      111          $     749
trade
Deferred revenue                41                705
Accounts payable               351                324

6.   COMMON SHARES

     As of November 30, 2000 and February 29, 2000, there were 3,021,607 and 2,188,150 options outstanding to acquire common share of the company, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis in conjunction with our Canadian GAAP consolidated financial statements and related notes appearing elsewhere in this document. All dollar amounts are expressed in U.S. dollars.

RESULTS OF OPERATIONS

Revenues

Our total revenues increased to $2.2 million for the three months ended November 30, 2000 from $1.0 million for the three-months ended November 30, 1999, and increased to $5.7 million for the nine months ended November 30, 2000 from $1.2 million for the nine months ended November 30, 1999. These increases primarily relate to revenues from license and services fees paid by new customers licensing our software during the period. In addition, these revenues reflect equipment sales of digital set top boxes to our customers. We anticipate equipment revenues will significantly decrease in the future as we expect our customers to purchase set top boxes directly from suppliers.

License Fees Our license and royalty fee revenues increased to $1.8 million for the three months ended November 30, 2000 from $720,000 for the three months ended November 30, 1999, and increased to $3.9 million for the nine-months ended November 30, 2000 from $720,000 for the nine months ended November 30, 1999. The increase in license fee revenues for the three months ended November 30, 2000 was attributable to recognizing revenue from license agreements with three of our customers, Century Tel, Kingston Vision, SaskTel, and two of our industry partners; Advanced Fiber Communications, Inc. and Nortel Networks Inc. In addition the increase in license fee revenues for the nine months ended November 30, 2000 was attributable to recognizing revenue from license agreements with three additional customers, Boardwalk Equities Inc., Eircom and Integrated Homes. The royalty fee revenues were the result of the activation of subscribers by two of our customers, NBTel and Kingston Vision.

Services Our services revenues increased to $357,000 for the three months ended November 30, 2000 from $82,000 for the three months ended November 30, 1999, and increased to $693,000 for the nine months ended November 30, 2000 from $292,000 for the nine months ended November 30, 1999. These revenues represent maintenance and technical support and consulting services provided to our customers under the terms of their license agreements.

Equipment Equipment revenues decreased to $4,000 for the three months ended November 30, 2000 from $226,000 for the three months ended November 30, 1999, and increased to $1.1 million for the nine months ended November 30, 2000 from $232,000 for the nine months ended November 30, 1999. The decrease in the three months ended November 30, 2000 is consistent with our expectation that customers will purchase set top boxes directly from suppliers. The increase for the nine months ended November 30, 2000 was the result of an order of set top boxes from NBTel in July 2000, under the terms of our set top box supply agreement.

Cost of revenue
Cost of revenue increased to $589,000 for the three months ended November 30, 2000 from $443,000 for the three months ended November 30, 1999, and increased to $2.3 million for the nine months ended November 30, 2000 from $666,000 for the nine months ended November 30, 1999. These increases reflect an increase of personnel in our customer service department as well as the commencement of professional service activities and, for the nine month period ended November 30, 2000, in the higher volume of the sale of set top boxes.

Operating Expenses
Sales and marketing Sales and marketing expenses increased to $2.0 million for the three months ended November 30, 2000 from $647,000 for the three months ended November 30, 1999, and increased to $4.6 million for the nine months ended November 30, 2000 from $1.4 million for the nine months ended November 30, 1999. These increases are primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our sales and marketing departments increased to 12 and 42 employees respectively at November 30, 2000 from 7 and 16 employees respectively at November 30, 1999. During the three months ended November 30, 2000 we increased our sales and marketing departments by 2 and 14 respectively. These increases in staffing levels were the result of our efforts to expand our direct sales force coverage areas and expand our marketing activities.

Research and development Research and development expenses increased to $2.2 million for the three months ended November 30, 2000 from $1.2 million for the three months ended November 30, 1999, and increased to $5.1 million for the nine months ended November 30, 2000 from $2.7 million for the nine months ended November 30, 1999. At November 30, 2000, our research and development personnel had increased to 103 from 49 at November 30, 1999, with 13 being added in the three months ended November 30, 2000. The increase reflects our efforts to accelerate the development of new products and services.

General and Administration General and administration expenses increased to $616,000 for the three months ended November 30, 2000 from $203,000 for the three months ended November 30, 1999, and increased to $1.5 million for the nine months ended November 30, 2000 from $521,000 for the nine months ended November 30, 1999. Our corporate staffing increased to 18 as of November 30, 2000 from 13 as of November 30, 1999, principally to support our increased corporate activities related to becoming a public company. We also incurred additional expenses to support international expansion of our operations.

Depreciation Depreciation expense increased to $310,000 for the three months ended November 30, 2000 from $125,000 for the three months ended November 30, 1999 and increased to $793,000 for the nine months ended November 30, 2000 from $329,000 for the nine months ended November 30, 1999. The increase is due to our increased investment in computer and other equipment to support our overall growth.

Stock-based compensation Stock-based compensation expense was $255,000 and $347,000 respectively for the three and nine months ended November 30, 2000. We did not record any stock based compensation expense in the three or nine months periods ended November 30, 1999. The deferred stock-based compensation represents the difference between the exercise prices of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is being amortized on a straight-line basis over the vesting periods of the options. The expense is largely attributable to amortization of deferred stock based compensation related to options granted between May 2000 and August 2000.

Other income (expense)
Other income (expense) consists primarily of interest income earned on surplus funds and foreign currency fluctuations based on the value of the Canadian dollar relative to the U.S. dollar.

Other income increased to $605,000 for the three months ended November 30, 2000 from $19,000 for the three month period ended November 30, 1999 and increased to $721,000 for the nine months ended November 30, 2000 from $489,000 for the nine months ended November 30, 1999.

Interest income made up $184,000 of other income for the three months ended November 30, 2000 and $26,000 of other income for the three months ended November 30, 1999. For the nine months ended November 30, 2000, interest income increased to $263,000 from $70,000 for the nine months ended November 30, 1999. The increase in each of the periods is primarily due to interest earned on proceeds received from our October 2000 private placement and our November 2000 initial public offering.

Foreign exchange gain increased to $458,000 for the nine months ended November 30, 2000 from a loss of $12,000 for the nine months ended November 30, 1999. The foreign exchange gains was the result of a strengthening in the value of the U.S. dollar versus the Canadian dollar.

Net loss
We recorded a net loss of $3.2 million for the three months ended November 30, 2000 compared to a net loss of $1.6 million for the three months ended November 30, 1999. Our net loss per share, using the weighted average number of shares outstanding, was $0.16 for the three months ended November 30, 2000 compared with a net loss per share of $0.12 for the three months ended November 30, 1999. For the nine months ended November 30, 2000, our net loss was $8.2 million, or $0.45 per share, compared to a net loss of $4.0 million, or $0.31 per share, in the same period last year. This increased loss is a result of our increased investments in sales and marketing and research and development activities.

Liquidity and Capital Resources
From our inception, we have financed our operations primarily through the issuance of common equity, long-term debt and revenues from our operations. In October 2000 we sold an aggregate of 2,272,655 common shares for net proceeds of $25.0 million in a private placement. In November 2000, we completed our initial public offering of an aggregate of 4,750,000 common shares, raising net proceeds of $46.2 million.

Our operating activities used cash in the amount of $2.8 million for the three months ended November 30, 2000 compared to $1.3 million for the three months ended November 30, 1999. For the nine months ended November 30, 2000 our operating activities used cash in the amount of $6.2 million compared to $2.4 million for the nine months ended November 30, 1999. Cash used in operating activities for the nine months ended November 30, 2000 reflects our net operating loss of $8.2 million, offset by depreciation of $793,000, amortization of stock-based compensation of $347,000 and net changes in working capital of $869,000.

Our cash used in investing activities, before the purchase of temporary investments, was $716,000 for the three months ended November 30, 2000 compared to $377,000 for the three months ended November 30, 1999. Cash used in investing activities, before the purchase of temporary investments, for the nine months ended November 30, 2000 was $1.9 million compared to $809,000 for the nine-months ended November 30, 1999. Cash used in these investing activities reflects capital expenditures related to the expansion of our business.

Our cash provided from financing activities was $72.0 million for the three months ended November 30, 2000, compared to $661,000 for the three months ended November 30, 1999. Cash flow from financing activities for the three and nine months ended November 30, 2000 reflects the net proceeds from our October 2000 private placement and our November 2000 initial public offering.

We expect that the funds provided by our private placement and initial public offering will be sufficient to cover our cash requirements at least for the next 24 months. In the longer-term, we may require additional equity financing or borrowing to fund our business.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE
We expect that in the future a majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will be incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses, which could affect our operating results. We also deal in other foreign currencies; however, we anticipate that changes in the exchange rates of these currencies will not have a material impact.